MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

November 1, 2017

VIA EDGAR

Ms. Elizabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:    MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to a comment that you provided telephonically on September 11, 2017 regarding the Registration Statement (SEC Accession No. 0001144204-17-038142) filed by the Registrant on July 25, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus:

Comment 1: Before going effective, please file the final fee table and example table.

Response: Please see the revised fee tables and example tables below:

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Fees and Expenses of the Fund

	Class A	Investor Class	Class C	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None[1]	None[1]	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[2]	1.05%	1.05%	1.05%	1.05%	1.05%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	None	None
Other Expenses[3]	0.61%	0.61%	0.61%	0.61%	0.61%
Acquired (Underlying) Fund Fees and Expenses	0.04%	0.04%	0.04%	0.04%	0.04%
Total Annual Fund Operating Expenses	1.95%	1.95%	2.70%	1.70%	1.70%
Waivers/Reimbursements[4]	(0.41)%	(0.41)%	(0.41)%	(0.41)%	(0.41)%
Total Annual Fund Operating Expenses After Waivers/Reimbursements[4]	1.54%	1.54%	2.29%	1.29%	1.29%
1.	A contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

2.	The management fee is as follows: 1.05% on assets up to $1 billion; and 1.025% on assets in excess of $1 billion.

3.	Based on estimated amounts for the current fiscal year.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for Class A shares do not exceed 1.50% of its average daily net assets. New York Life Investments will apply an equivalent waiver or reimbursement, in an equal number of basis points, to the other share classes. This agreement will remain in effect until November 15, 2018, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Example

Expenses After	Class A	Investor	Class C		Class I	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period
1 Year	$698	$698	$232	$332	$131	$131
3 Years	$1,091	$1,091	$800	$800	$496	$496

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Fees and Expenses of the Fund

Class T
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[1]	1.05%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses[2]	0.61%
Acquired (Underlying) Fund Fees and Expenses	0.04%
Total Annual Fund Operating Expenses	1.95%
Waivers/Reimbursements[3]	(0.41)%
Total Annual Fund Operating Expenses After Waivers/Reimbursements[3]	1.54%
1.	The management fee is as follows: 1.05% on assets up to $1 billion; and 1.025% on assets in excess of $1 billion.

2.	Based on estimated amounts for the current fiscal year.

3.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for Class A shares do not exceed 1.50% of its average daily net assets. New York Life Investments will apply an equivalent waiver or reimbursement, in an equal number of basis points, to the other share classes. This agreement will remain in effect until November 15, 2018, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Example

Expenses After	Class T

1 Year	$403
3 Years	$808

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Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle

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